UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bloor Street, East
(No. and Street)

Toronto (City) — Ontario, Canada (State) — M4W 1E5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan O'Beirne — (617) 572-7205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) — Boston (City) — MA (State) — 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Declan O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 5, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Hancock Distributors LLC

Financial Statements and Supplemental Information

Year ended December 31, 2008

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
John Hancock Distributors LLC

We have audited the accompanying statement of financial condition of John Hancock Distributors LLC at December 31, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Distributors LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2009

John Hancock Distributors LLC

Statement of Financial Condition

December 31, 2008
(In thousands)

Assets	
Cash and cash equivalents	$ 18,533
Commissions and distribution fees receivable	712
Due from affiliated companies	950
Deferred selling commissions	2,552
Prepaid assets	329
Other assets	34
Total assets	$ 23,110
Liabilities and member's equity	
Liabilities:	
Commissions and distribution expenses payable	$ 385
Accrued liabilities	786
Distributions payable to John Hancock Life Insurance Company (U.S.A.)	3,068
Due to other affiliated companies	4,028
Deferred income taxes	30
Total liabilities	8,297
Member's equity	14,813
Total liabilities and member's equity	$ 23,110

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Income

Year Ended December 31, 2008
(In thousands)

Revenues	
Underwriting and distribution fees	$ 1,058,577
Fees earned pursuant to Rule 12b-1 distribution plans	148,733
Dividends, interest and other	707
	1,208,017
Expenses	
Selling commissions	764,444
Distribution expenses	151,855
Service fees	17,080
Other selling, general and administrative expenses	141,445
	1,074,824
Income before income tax expense	133,193
Income tax expense	46,617
Net income	$ 86,576

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2008
(In thousands)

Balance at January 1, 2008	$ 10,742
Net income	86,576
Distributions declared	(82,505)
Balance at December 31, 2008	$ 14,813

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Cash Flows

Year Ended December 31, 2008
(In thousands)

Operating activities	
Net income	$ 86,576
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Amortization of deferred selling commissions	710
Decrease in commissions and distribution fees receivable	2,723
Increase in deferred selling commissions, excluding amortization	(795)
Increase in prepaid assets	(22)
Increase in due to affiliated companies, net	4,484
Decrease in other assets	37
Decrease in commissions and distribution expenses payable	(878)
Increase in accrued liabilities	519
Increase in deferred income taxes	30
Net cash provided by operating activities	93,384
Financing activity	
Distributions paid to JHUSA	(86,775)
Net cash used in financing activities	(86,775)
Net increase in cash and cash equivalents during the year	6,609
Cash and cash equivalents at beginning of year	11,924
Cash and cash equivalents at end of year	$ 18,533

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Notes to Financial Statements

December 31, 2008

1. Organization and Description of Business

John Hancock Distributors LLC (LLC or the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was formed on August 1, 2001 as a single member limited liability corporation under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member's liability is limited to LLC's assets provided that the member returns to LLC any distributions received. LLC is a wholly-owned subsidiary of The John Hancock Life Insurance Company (U.S.A.) (JHUSA (formerly Manufacturers Life Insurance Company (U.S.A)), which is the only admitted member of LLC and is an indirect, wholly-owned subsidiary of the Manulife Financial Corporation (MFC), a Canadian publicly traded life insurance company.

The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products and Variable annuity products issued by JHUSA and registered investment companies (the Funds) managed by The Berkeley Financial Group, LLC and Subsidiaries (the Berkeley Group) which is a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries) which is in turn a wholly-owned subsidiary of John Hancock and which in turn is a subsidiary of MFC.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments, with a maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Investments included in cash and cash equivalents are recorded at net asset value.

2. Summary of Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B shares, which also carry contingent deferred sales charges (CDSC). B-share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. The amortization period is intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue Recognition

Underwriting and distribution fees are derived principally from the purchase and sale of variable life insurance products and the retail purchase and sale of variable annuity products issued by JHUSA, John Hancock Life Insurance Company of New York (JHNY), John Hancock Life Insurance Company (JHLICO) and John Hancock Variable Life Insurance Company (JHVLICO). This revenue is recorded during the period in which underwriting and distribution services are performed. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered.

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Income Taxes

The operations of the Company are included with those of JHUSA in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The income tax expense is the estimated amount that will be paid by the Company to JHUSA based upon its tax-sharing agreement.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

SFAS 157 established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds an credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2008 in valuing the Company's investments which are included in cash and cash equivalents.

Valuation Inputs	Investment in Securities
	(In thousands)
Level 1	$ 18,508
Level 2	–
Level 3	–
Total	$ 18,508

3. Deferred Selling Commissions

The deferred selling commissions as of December 31 are as follows:

	2008
	(In thousands)
Balance at January 1	$ 2,467
Additions	795
Amortization	(710)
Balance at December 31	$ 2,552

4. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $9,930,000 which was $9,379,000 in excess of its required net capital of $551,000. The Company's net capital ratio was .83 to 1.

5. Related Party Transactions

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and MFC and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

Rule 12b-1 Distribution Plans

Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Funds, LLC (Funds, LLC), an affiliated company. Rule 12b-1 distribution fees earned from Funds, LLC amounted to $13,866,000 for the year ended December 31, 2008 and are included in 12b-1 revenue.

Placement Fees

For the year ended December 31, 2008, the Company earned $35,000 as a placement agent for John Hancock Natural Resources Group (HNRG), an affiliated company.

Service Fees

The Company receives 12b-1 fees related to assets held in 401(k) Plan products issued by JHUSA. The Company subcontracts the shareholder servicing for those assets to JHUSA. The company paid service fees of $17,080,000 to JHUSA for these services for the year ended December 31, 2008.

Due from/to Affiliated Companies

The Company receives underwriting and distribution fees from JHUSA, JHNY, JHLICO and JHVLICO for the sale of variable annuities, retirement plan services and variable life insurance products. The total amount of fees received from related parties was $1,034,251,000 for the year ended December 31, 2008.

5. Related Party Transactions (continued)

JHUSA, JHNY, JHLICO and JHVLICO pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company.

Reimbursed amounts included in selling, general and administrative expenses totaled $141,396,000 for the year ended December 31, 2008.

For the year ended December 31, 2008, the Company paid distributions of $86,775,000 to JHUSA.

Other Related-Party Matters

The Company paid approximately $46,587,000 in Federal taxes to JHUSA in 2008. The Company did not pay any state taxes to JHUSA in 2008.

6. Income Taxes

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2008
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	$ 30
Total net deferred tax liabilities	$ 30

Significant components of income tax expense are as follows:

	Year Ended December 31, 2008
	(In thousands)
Current:	
Federal	$ 46,587
Total current	46,587
Deferred:	
Federal	30
Total deferred	30
	$ 46,617

6. Income Taxes (continued)

Income tax expense attributable to operations was computed at the U.S. Federal statutory tax rates and is equal to the income tax expense recorded on the statement of income for the year ended December 31, 2008.

The Company files tax returns in the U.S. federal jurisdiction and various states jurisdictions. The tax years that remain subject to examination by major tax jurisdictions are the years 1996 through 2004 and are anticipated to be completed by the end of 2009.

The Company adopted the provision of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes on January 1, 2007. Pursuant to FIN 48 and based on a review and analysis of the Company's tax positions taken during the year ended December 31, 2008 there was no material impact on the Company's financial position or results of operations.

7. Commitments and Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

Supplemental Information

SCHEDULE I—COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	*(In thousands)*
Total member's equity (from statement of financial condition)	$ 14,813
Allowable credits	
Deferred taxes	30
TOTAL CAPITAL AND ALLOWABLE CREDITS	14,843
Deductions and/or charges:	
Nonallowable assets:	
Commissions and distribution fees receivable	712
Due from affiliated companies	950
Deferred selling commissions	2,552
Prepaid assets	329
Total nonallowable assets	4,543
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	10,300
Haircuts on securities:	
Investment in money market fund	370
NET CAPITAL	$ 9,930
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 8,297
Deductions:	
Deferred taxes	$ 30
AGGREGATE INDEBTEDNESS	$ 8,267
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 551
Minimum dollar net capital requirement	$ 25
Net capital requirement (greater of above amounts)	$ 551
Excess net capital over requirement	$ 9,379
Ratio of aggregate indebtedness to net capital	.83 to 1

SCHEDULE II–COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2008.

SCHEDULE III–INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2008.

SCHEDULE IV–RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2008

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2008.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

Board of Directors
John Hancock Distributors, LLC

In planning and performing our audit of the financial statements of John Hancock Distributors, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2009

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

John Hancock Distributors LLC
Year Ended December 31, 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm